                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15


            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13
                and 15(d) of the Securities Exchange Act of 1934


                     Commission File No. 0-21661
                                         -------

                                THE BIBB COMPANY
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


    100 Galleria Parkway, 17th Floor, Atlanta, Georgia 30339 (770) 644-7000
--------------------------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Common Stock, $.01 par value (together with the
               Preferred Share Purchase Rights attached thereto)
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/

        Approximate number of holders of record as of the certification or notice date: 1*
             ---
* Following the consummation of the merger of DR Acquisition Corp., a wholly owned subsidiary of Dan River Inc., with and into The Bibb Company, with The Bibb Company being the surviving corporation.

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, The Bibb Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  October 14, 1998                            By: /s/ Joseph L. Lanier, Jr.
                                                      --------------------------
                                                      Joseph L. Lanier, Jr.
                                                      President